Exhibit 99.3

HUAZHU GROUP LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: HTHT, HKEX Stock Code: 1179)

Form of Proxy for Annual General Meeting
to Be Held on June 25, 2021
(or any adjourned meeting thereof)

INTRODUCTION

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Huazhu Group Limited, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at No. 699, Wuzhong Road, Minhang District, Shanghai, People’s Republic of China on June 25, 2021 at 10:00 a.m. (local time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on May 17, 2021 are entitled to notice of and to vote at the AGM. In respect of the matter requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. The quorum of the AGM is one or more shareholders holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) for holders of Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (ii) for holders of Ordinary Shares only, by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible no later than 10:00 a.m., Hong Kong time, on June 23, 2021 to ensure your representation at the AGM.

HUAZHU GROUP LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: HTHT, HKEX Stock Code: 1179)

Form of Proxy for Annual General Meeting
to Be Held at No. 699, Wuzhong Road, Minhang District, Shanghai, People’s Republic of China on June 25,
2021 at 10:00 a.m. (local time) (the “Annual General Meeting”)
(or any adjourned meeting thereof)

I/We _____________________________________________________________________________________________________________

of _______________________________________________________________________________________________________________,

being the registered holder of__________________________________________________________________________________________

ordinary shares1, par value US$0.0001 per share, of Huazhu Group Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or________________________________________________________________________________________________________________

of ________________________________________________________________________________________________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	RESOLUTIONS	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.	The resolution as set out in the Notice of Annual General Meeting regarding the ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2021 and the authorization for the directors of the Company to determine the remuneration of the auditor

2	The resolution as set out in the Notice of Annual General Meeting regarding the authorization and approval of sub-division of each issued and unissued ordinary share of the Company with a par value of US$0.0001 each into 10 ordinary shares with a par value of US$0.00001 each and the sub-division of each issued and unissued preferred share of the Company with a par value of US$0.0001 each into 10 preferred shares with a par value of US$0.00001 each (the “Sub-Division”) with effect from the second business day following the day on which this resolution is passed by the shareholders of the Company, subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the subdivided ordinary shares, such that the authorized share capital of the Company will be US$900,000 divided into 80,000,000,000 ordinary shares of par value of US$0.00001 each and 10,000,000,000 preferred shares of par value US$0.00001 each

3.	The resolution as set out in the Notice of Annual General Meeting regarding the approval of the amendments to the current memorandum and articles of association of the Company in the manner as detailed in the proxy statement and the approval and adoption of the amended and restated memorandum and articles of association in the form as set out in Exhibit A in the proxy statement in substitution for and to the exclusion of the current memorandum and articles of association of the Company, subject to the passing of the above Resolution 2 and with effect from the Sub-Division becoming effective

4.	The resolution as set out in the Notice of Annual General Meeting regarding the authorization of each director or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director, officer or Conyers Trust Company (Cayman) Limited, in his, her or its absolute discretion, thinks fit

*	please refer to the Notice of Annual General Meeting for full text of the resolutions.

Dated ,	2021	Signature(s)[4]

1	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.